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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OKOBOJI FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1019 HWY 71 S
(No. and Street)

OKOBOJI (City) IA (State) 51355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH R. SCHNEIDER (712)332-9030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONN G. MARTENS, CPA
(Name – *if individual, state last, first, middle name*)

1041 28TH ST (Address) SPIRIT LAKE (City) IA (State) 51360 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, RALPH S. SCHNEIDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OKOBOJI FINANCIAL SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI J. HALE
Commission Number 718808
MY COMMISSION EXPIRES
SEPTEMBER 30, 2011

Signature

VP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OKOBOJI FINANCIAL
SERVICES, INC.

OKOBOJI, IOWA

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

PAGE

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission -Schedule (1) 8

Independent Auditors' Report on Internal Control Structure 9

MARTENS

c.p.a.

Independent Auditors' Report

To the Board of Directors
Okoboji Financial Services, Inc.
Okoboji, Iowa

I have audited the accompanying statement of financial condition of Okoboji Financial Services, Inc. (a corporation) as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Okoboji Financial Services, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donn G. Martens
Certified Public Accountant

February 24, 2009

1041 28th St. Spirit Lake, IA 51360 (712)336-5329

OKOBOJI FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS	
Current Assets:	
Cash and cash equivalents (Note A)	$ 401,333
Accounts receivable	36,331
Total Current Assets	437,664
Property and Equipment: (Note A)	
Electronic equipment	64,811
Furniture and fixtures	26,649
	91,460
Less: Accumulated depreciation	(73,790)
Net Property and Equipment	17,670
Other Assets:	
Customer files	110
Total Assets	$455,444
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 6,779
Commissions payable	281,287
Accrued payroll payable	8,415
Accrued income tax payable	1,406
Total Current Liabilities	297,887
Stockholders' Equity:	
Common stock, 100,000 shares authorized, 57,000 shares issued and outstanding	57,000
Retained earnings	100,557
Total Stockholders' Equity	157,557
Total Liabilities and Stockholders' Equity	$455,444

See Notes to Financial Statements

OKOBOJI FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$4,742,098
Cost of transactions	105,333
Net Commissions	4,636,765
Operating Expenses:	
Commissions (Note B)	4,455,374
Legal and Accounting	66,610
Insurance	29,654
Licenses	24,623
Salaries	15,000
Rent (Note D)	8,534
Advertising	7,682
Travel and Education	5,987
Depreciation (Note A)	5,150
Telephone	4,278
Office Supplies and Postage	4,265
IT Expense	2,787
Utilities	2,420
Repairs and Maintenance	1,963
Payroll Taxes	1,268
Errors & Omissions	1,139
Dues and subscriptions	869
Data Feed Expense	557
Miscellaneous	100
Total Operating Expenses	4,638,260
Operating (Loss)	(1,495)
Other Income	
Interest Income	6,824
Total Other Income	6,824
Net Income Before Income Taxes	5,329
Provision for Income Taxes	1,406
Net Income	$ 3,923

See Notes to Financial Statements

OKOBOJI FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	CAPITAL STOCK COMMON	RETAINED EARNINGS
Balances at January 1, 2008	$ 57,000	$ 96,634
Net Income	-	3,923
Balances at December 31, 2008	$ 57,000	$ 100,557

See Notes to Financial Statements

OKOBOJI FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net (Loss)	$ 3,923
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation	5,150
(Increase) Decrease in:	
Accounts Receivable	41,467
Increase (Decrease) in:	
Accounts Payable	(21,816)
Accrued Income taxes payable	228
Commissions Payable	(195,395)
Net Cash Provided by Operating Activities	(166,443)
Cash Flows From Investing Activities:	
Purchase of Equipment	(3,355)
Net Cash Used by Investing Activities	(3,355)
Cash Flows From Financing Activities:	
Net Cash Used by Financing Activities	-
Net (Decrease) Increase in Cash	(169,798)
Cash and Cash Equivalents - Beginning of Year	571,131
Cash and Cash Equivalents - End of Year	$ 401,333

See Notes to Financial Statements

OKOBOJI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note A - Summary of Significant Accounting Policies

Organizational Background

Okoboji Financial Services, Inc. was incorporated on September 7, 1988, in the state of Iowa. The Corporation operates as a broker and dealer registered with the Securities and Exchange Commission, and is in the business of providing securities and investment services to their customers.

On October 10, 1997, the Corporation entered into an agreement with LIT Division of First Options of Chicago, Inc. (known as the Non-Guaranteed Introducing Broker Agreement) for the purpose of executing and clearing their customer trades in commodities. On July 31, 1999 LIT Division of First Options of Chicago, Inc. was purchased by ED & F Man of Chicago. As part of the purchase agreement, this Non-Guaranteed Introducing Broker Agreement was assigned to ED & F Man.

On November 2, 1999, the Corporation entered into an agreement with BNY Clearing Services LLC, (known as the Fully Disclosed Clearing Agreement) for the purpose of executing and clearing their customer transactions in securities. On September 1, 2003 BNY Clearing Services LLC was purchased by Pershing, L.L.C. As part of the purchase agreement, this Fully Disclosed Clearing Agreement was assigned to Pershing, L.L.C.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line and accelerated methods based on the estimated useful lives of assets. Repairs and maintenance are charged to operations as incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Note B - Related Party Transactions

The Corporation pays commissions to the officers and directors of the Corporation. For the year ended December 31, 2008, commission expense includes $ 647,865 of commissions paid to the officers and directors.

Note C - Contingent Liabilities

Pursuant to regulations established by the National Futures Association and the Securities and Exchange Commission, the Corporation is required to meet certain minimum capital requirements and comply with various operating rules. As of December 31, 2008, and as of the date of this report, the Corporation is not aware of any violations, which have not been disclosed, of the regulations of the National Futures Association or the Securities and Exchange Commission.

Note D - Leases

The Corporation is committed to a lease on its office space. The operating lease provides that the Corporation pay a monthly rent of $634. Rent paid on this lease for the year ended December 31, 2008, was $ 8,534.

Note E - Liabilities Subordinated to Claims and General Creditors

The Corporation had no transactions involving subordinated liabilities during the year or outstanding at December 31, 2008.

Note F - Exemption to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under section k(2)(ii) where as an introducing broker the Company clears all transactions on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries and maintains all of the accounts of the customers.

Note G - NASD Conduct Rule 3011(c), Anti-Money Laundering Program (AML)

The Corporation has an Anti-Money Laundering Program (AML) as required by NASD Conduct Rule 3011(c). Tests were conducted to determine compliance with the Anti-Money Laundering Program (AML). Based on the results of these tests, the policies and procedures as set forth in the Corporation's Anti-Money Laundering (AML) Program accomplish the objectives of the Anti-Money Laundering Compliance Program in accordance with NASD Conduct Rule 3011(c).

Note H – Subsequent Events

On January 9, 2009 a lawsuit was commenced against the Corporation by one of its clients. The Corporation intends to defend against this lawsuit and expects to prevail. Any potential loss cannot be reasonably estimated at this time.

OKOBOJI FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SCHEDULE (1)

Net Capital:	
Stockholders' Equity at December 31, 2008	$157,557
Deductions and/or Charges:	
Property and Equipment	17,670
Other Assets	110
Total Deductions and/or Charges	17,780
Haircuts on Securities	1,424
Net Capital	$138,353
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required is the Greater of:	
(a) $25,000 as required by CFTC Regulation 1.10(j), or	
(b) $50,000 as required by Rule 15c3-(1)a of the Securities and Exchange Commission	
Minimum Net Capital Required	$ 50,000
Excess Net Capital	88,353
Net Capital	$138,353
Reconciliation With Company's Computation	
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$138,353
Net Capital Per Above	$138,353

See Notes to Financial Statements.

MARTENS

c.p.a.

Independent Auditors' Report on Internal Control Structure

To the Board of Directors
Okoboji Financial Services, Inc.
Okoboji, Iowa

In planning and performing my audit of the financial statements of Okoboji Financial Services, Inc., for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the commodity Futures Trading Commission and Regulation 240.15c3-1 of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that I considered relevant to the objectives in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the commodity Futures Trading Commission and Rule 15c3-1(a) of the Securities and Exchange Commission.

The management of the corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 and Regulation 240.15c3-1 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1041 28th St. Spirit Lake, IA 51360 (712)336-5329

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2008, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Commodity Futures Trading commission, and other regulatory agencies that rely on Regulation 1.16 of the Commodity Futures Trading Commission and Regulation 240.15c3-1 of the Securities and Exchange Commission, and should not be used for any other purpose.

Donn G. Martens
Certified Public Accountant

February 24, 2009